UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549
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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  April 4, 2016
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DNB Financial Corporation
(Exact Name of Registrant as specified in its charter)
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Pennsylvania	1-34242	23-2222567
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Brandywine Avenue Downingtown, PA 19335
(Address of principal executive offices, including zip code)

(610) 269-1040
(Registrant's telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On April 4, 2016, DNB Financial Corporation, a Pennsylvania corporation ("DNB" or the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with East River Bank, a Pennsylvania chartered savings bank ("ERB").  Pursuant to the Merger Agreement, ERB will merge with and into DNB First, N.A., a national banking association and wholly owned subsidiary of DNB (the "Merger"). The transaction provides for total consideration valued at approximately $49.0 million.

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of ERB common stock will be converted into the right to receive, at the election of the ERB shareholder (subject to certain conditions, including conditions relating to pro-ration):  (i) 0.6562 shares of DNB common stock or (ii) $18.65 in cash.  The election of shares of DNB stock or cash will be subject to pro-ration such that 2,085,662 ERB shares of common stock, or approximately 85.3% of the current outstanding ERB shares, will be exchanged for DNB common stock with the remaining ERB shares to be exchanged for cash. The aggregate cash consideration payable to ERB shareholders will be $6.7 million (subject to increase in the event that outstanding options are exercised prior to closing).  Options to purchase ERB common stock outstanding at the effective time of the Merger will be exchanged for a cash payment equal to the difference between the per share cash consideration under the Merger Agreement and the corresponding exercise price of such option.

The Merger has been approved by the board of directors of each of DNB and ERB.

The Merger Agreement includes customary representations, warranties and covenants of the parties.  The covenants of ERB include, among other things, (i) to conduct its business in the ordinary course until the Merger is completed, (ii) to hold a shareholders' meeting for the purpose of voting on the approval of the Merger Agreement, (iii) subject to its fiduciary duties, to recommend to its shareholders the approval of the Merger Agreement, (iv) not to solicit proposals relating to alternative business combination transactions and (v) subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions. The covenants of DNB include, among other things (i) to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, (ii) to hold a shareholders' meeting for the purpose of voting on the issuance of additional shares of DNB common stock in connection with the Merger and (iii) to recommend to its shareholders the approval of the issuance of the additional shares of DNB common stock in the Merger.

Consummation of the Merger is subject to customary closing conditions, including, without limitation, (i) the approval of the DNB and ERB shareholders by the requisite shareholder vote, (ii) the making of certain governmental filings, receipt of regulatory approvals and the expiration of any applicable waiting periods, (iii) the accuracy of specified representations and warranties, (iv) the effectiveness of the Form S-4 Registration Statement to be filed by DNB with the Securities and Exchange Commission (the "SEC"), (v) the absence of  a material adverse effect and (vi) the receipt of favorable tax opinions.  Additionally, consummation of the Merger is conditioned upon holders of no more than fifteen percent (15%) of the issued and outstanding shares of ERB having exercised their statutory appraisal or dissenter's rights.

The Merger Agreement contains certain termination rights for both DNB and ERB, including, without limitation, (i) if the Merger has not been completed by November 30, 2016 and (ii) if either party's shareholders fail to approve the transaction by the requisite vote. In addition, ERB may terminate the Merger Agreement if (x) the average closing price of DNB common stock during a specified period prior to closing is less than the product of 0.800 and $29.16 and (y) DNB's common stock underperforms the NASDAQ Bank Index by more than 20%, unless DNB elects to make a compensating adjustment to the exchange ratio.  The Merger Agreement further provides that ERB will be required to pay DNB a termination fee of $1,390,000 and reimburse DNB for all costs and expenses incurred by DNB in connection with the transactions contemplated by the Merger Agreement, including attorney, accountant and financial advisor fees, if the Merger Agreement is terminated under certain specified circumstances.

In connection with the closing of the Merger, John F. McGill, Jr., who currently serves as Chairman of ERB, will be appointed to DNB's Board of Directors and will serve as Vice Chairman, and Charles A. Murray and Daniel O'Donnell, who currently serve as directors of ERB, will be appointed to DNB's Board of Directors.  These appointments will be effective as of the closing.  Also in connection with the Merger, DNB has entered into employment agreements with two current ERB executive officers, who will join DNB in executive capacities upon closing of the Merger.  Christopher P. McGill, who currently serves as president and chief executive officer of ERB, will join DNB as executive vice president and chief business development officer, and Jerry L. Cotlov, who currently serves as executive vice president and chief lending officer of ERB, will join DNB as senior vice president and assistant chief commercial lending officer.

The foregoing description of the Merger Agreement and the Merger is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement filed herewith as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been included as an exhibit in order to provide investors with information regarding its terms. It is not intended to provide any other information about DNB or ERB or their respective subsidiaries and affiliates. The representations, warranties and covenants of DNB and ERB in the Merger Agreement were made or given by the parties only for purposes of the Merger Agreement and as of specific dates. The representations, warranties and covenants were and are solely for the benefit of the parties to the Merger Agreement, may be subject to important qualifications and limitations agreed to by the parties, including qualifications and limitations agreed to for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing matters as facts.  Moreover, some of those representations and warranties may not be accurate or complete as of any specified date and may be subject to contractual standards of materiality different from those generally applicable to investors.  Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, and any such subsequent information may or may not be fully reflected in the parties' public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding DNB or ERB, their respective affiliates or their respective businesses that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4, as well as in the Forms 10-K, Forms 10-Q and other filings that DNB makes with the SEC.

In connection with the execution and delivery of the Merger Agreement, each of the directors and executive officers of ERB has entered into a voting agreement (the "Voting Agreement") pursuant to which those persons have agreed to vote their ERB shares in favor of approval of the Merger Agreement and the transactions contemplated thereby, subject to the terms and conditions of the Voting Agreement.  The form of Voting Agreement is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On January 13, 2016, DNB announced that William J. Hieb had been appointed DNB's interim Chief Executive Officer and James H. Thornton had been appointed DNB's interim Chairman of the Board.  On April 4, 2016, the Board of Directors determined that Mr. Hieb would continue to serve as DNB's President and Chief Executive Officer on a permanent basis and that Mr. Thornton would continue to serve as DNB's Chairman of the Board on a permanent basis.

Item 8.01	Other Events.

On April 4, 2016, DNB issued a press release announcing the permanent appointments of Messrs. Hieb and Thornton. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 4, 2016, DNB and ERB issued a joint press release announcing the signing of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Presentation materials relating to the transaction, which will be available on DNB's investor relations website at http://investors.dnbfirst.com, are attached hereto as Exhibit 99.3 and incorporated herein by reference.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to DNB and ERB, or other effects of the proposed merger of DNB and ERB. These forward-looking statements include statements with respect to DNB's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties, and are subject to change based on various factors (some of which are beyond DNB's control). The words "may," "could," "should," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements.

In addition to factors previously disclosed in the reports filed by DNB with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of DNB and ERB; delay in closing the merger; difficulties and delays in integrating the ERB business or fully realizing anticipated cost savings and other benefits of the merger; business disruptions following the merger; the strength of the United States economy in general and the strength of the local economies in which DNB and ERB conduct their operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; the downgrade, and any future downgrades, in the credit rating of the U.S. Government and federal agencies; inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the willingness of users to substitute competitors' products and services for DNB's products and services; the success of DNB in gaining regulatory approval of its products and services, when required; the impact of changes in laws and regulations applicable to financial institutions (including laws concerning taxes, banking, securities and insurance); technological changes; additional acquisitions; changes in consumer spending and saving habits; the nature, extent, and timing of governmental actions and reforms; and the success of DNB at managing the risks involved in the foregoing.  Annualized, pro forma, projected and estimated numbers presented herein and/or included in the exhibits hereto are presented for illustrative purpose only, are not forecasts and may not reflect actual results.

DNB cautions that the foregoing list of important factors is not exclusive. Readers are also cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this press release, even if subsequently made available by DNB on its website or otherwise. DNB does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of DNB to reflect events or circumstances occurring after the date of this press release.

For a complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with the SEC, including our most recent annual report on Form 10-K, as supplemented by our quarterly or other reports subsequently filed with the SEC.

Important Additional Information and Where to Find It

DNB intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger, which will include a prospectus for the offer and sale of DNB common stock as well as the joint proxy statement of DNB and ERB for the solicitation of proxies from their shareholders for use at the meetings at which the merger will be considered.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF DNB AND ERB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY DNB WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement-prospectus, as well as other filings containing information about DNB, may be obtained at the SEC's website at http://www.sec.gov, when they are filed by DNB.  You will also be able to obtain these documents, when they are filed, free of charge, from DNB at http://investors.dnbfirst.com. In addition, copies of the joint proxy statement-prospectus can also be obtained, when it becomes available, free of charge by directing a request to DNB at 4 Brandywine Avenue, Downingtown, PA 19335-0904 or by contacting Gerald F. Sopp at 484.359.3138 or gsopp@dnbfirst.com or to ERB at 4341 Ridge Avenue, Philadelphia, PA 19129 or by contacting Christopher P. McGill at 267.295.6420 or cmcgill@eastriverbank.com.

DNB, ERB and certain of their directors, executive officers and employees may be deemed to be "participants" in the solicitation of proxies in connection with the proposed merger.  Information concerning the interests of the DNB and ERB persons who may be considered "participants" in the solicitation will be set forth in the joint proxy statement-prospectus relating to the merger, when it becomes available.  Information concerning DNB's directors and executive officers, including their ownership of DNB common stock, is set forth in DNB's proxy statement previously filed with the SEC on March 23, 2016.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of April 4, 2016, by and between DNB Financial Corporation and East River Bank.

10.1	Form of Voting Agreement (included as Exhibit B to the Agreement and Plan of Merger filed as Exhibit 2.1 hereto).

99.1	Press release dated April 4, 2016 regarding William J. Hieb and James H. Thornton.

99.2	Press release dated April 4, 2016 regarding proposed merger between DNB Financial Corporation and East River Bank.

99.3	Presentation materials dated April 4, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DNB Financial Corporation

By: /s/ Gerald F. Sopp
Name: Gerald F. Sopp
Title: Chief Financial Officer and Executive Vice President
Date:            April 4, 2016

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of April 4, 2016, by and between DNB Financial Corporation and East River Bank.

10.1	Form of Voting Agreement (included as Exhibit B to the Agreement and Plan of Merger filed as Exhibit 2.1 hereto).

99.1	Press release dated April 4, 2016 regarding William J. Hieb and James H. Thornton.

99.2	Press release dated April 4, 2016 regarding proposed merger between DNB Financial Corporation and East River Bank.

99.3	Presentation materials dated April 4, 2016.